Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 3233
Washington, DC 20549

RE: Gaming and Leisure Properties, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed February 21, 2020
File No. 001-36124

Dear Mr. Telewicz:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the "Staff") furnished to Gaming and Leisure Properties, Inc. (the "Company" or “GLPI”) in your letter, dated July 27, 2020 to Desiree Burke, our Chief Accounting Officer, regarding the filing noted above. We have presented your original comment in italicized, bold type followed by our response to your comment below. We hope that you will find our response to be complete and in enough detail to satisfactorily address your comment. In providing our response to your comments, we acknowledge:
•we are responsible for the adequacy and accuracy of the disclosure in our filings;
•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
4. Real Estate Investments, page 77

1.We note your disclosure that your tenant decided to close the Resorts Casino Tunica property and as a result you accelerated depreciation on the property such that the net book value was zero as of December 31, 2019. Please clarify for us why the closure of the property by your tenant resulted in the acceleration of depreciation. In your response, please tell us the following:

•Summarize the terms of the lease agreement that allow the tenant to close the property.
•Tell us whether you have the right or ability to lease the property to a different casino operator or find an alternative use for the property.
•Clarify for us whether the underlying ground lease is owned by a third party, and whether you were obligated to terminate the ground lease as a result of the closure of the property.

        By way of background, as of December 31, 2019, 19 of the Company’s real estate investment properties were leased to a subsidiary of Penn National Gaming, Inc. (“Penn”, NASDAQ: PENN) under a Master Lease dated as of November 1, 2013 by and between GLP Capital, L.P. (“Landlord”) and Penn Tenant, LLC (the “Penn Master Lease”.) The Penn Master Lease is a triple net lease, in which Penn pays to Landlord rent and is responsible to pay all taxes, insurance, utilities and maintenance expenses that arise from the use and occupancy of the property. The obligations under the Penn Master Lease are guaranteed by Penn and jointly and severally by Penn’s subsidiaries that occupy and operate the facilities covered by the Penn Master Lease. Penn, as well as our other tenants, do not have the ability to terminate their obligations under our long-term leases prior to the expiration of the initial term without the Company’s consent. If our long-term leases are terminated in breach of the applicable terms prior to their initial expiration without our consent, our tenants may be liable for damages and incur charges such as the continued payment of rent through the end of the lease term and maintenance costs for the leased property. Due to the cross-collateralized nature of our leases, rent modifications for voluntary individual property closures are not permitted. However, the Penn Master Lease permits the tenant discretion to cease operations at an individual property or properties if such cessation would not reasonably be expected to have a material adverse effect on the tenant, the facilities under the Penn Master Lease or on the leased property, taken as a whole.
        Furthermore, the Penn Master Lease indicates that the tenant shall use each leased facility for its primary intended use and GLPI acknowledges that the operation of each facility for its primary intended use generally requires a gaming license under applicable gaming regulations and that without such a license Landlord may not operate, control or participate in the conduct of gaming operations at the facilities.
        On May 1, 2017, a subsidiary of the Company purchased the real estate assets of the Resorts Casino Tunica and Bally’s (subsequently rebranded as the 1st Jackpot) casino properties (the “Tunica Properties”). Penn concurrently purchased the operations of the Tunica Properties. After purchasing the real estate assets, GLPI immediately leased these assets to Penn under an amendment to the Penn Master Lease.
        The amendment added the Tunica Properties to the Penn Master Lease under the same terms and conditions applicable to the other rental properties subject to the Penn Master Lease and further provided that in the event the tenant discontinued operations and forfeited the gaming license for Resorts Casino Tunica, no adjustments to the rent due under the Penn Master Lease would be made.
         GLPI leased the land under the Resorts Casino Tunica property from a third-party under a long-term ground lease which stipulated that only casino gambling or ancillary uses were to be conducted on the leased land. Under our Penn Master Lease, Penn was required to pay the third-party ground rent which was equal to the greater of a percentage of the monthly net gaming revenues of the casino, or a fixed payment that equaled $1.1 million annually. The ground lease could be terminated subject to a one-time payment of $1.1 million. However, if the ground lease was terminated the third-party lessor could elect to enforce certain additional termination obligations, including the removal of all casino facilities as well as the disposal of all demolition debris.
        On April 16, 2019, Penn announced it intended to close Resorts Casino Tunica effective June 30, 2019. This announcement followed the closure of the facilities operated by other gaming operators in this regional market, namely, Tunica Roadhouse in January 2019 and Harrah’s Casino Tunica in 2015. Additionally, the approval of gaming expansion in Arkansas in late 2018 was expected to add further competitive pressure to the Tunica regional gaming market. Following these events, six casino properties remained open in the Tunica market, including Hollywood Casino Tunica and the 1st Jackpot Casino, which are both owned by GLPI and operated by Penn.
        Although the Company had the right to lease the Resorts Casino Tunica property to a different casino operator, we determined that the Tunica gaming market was saturated, and it was unlikely that a new operator would be successful in that location. We believed that if Penn, a large and successful regional gaming operator, which operated two other properties in the Tunica market that could share certain cost efficiencies with Tunica Resorts Casino, concluded that it was more advantageous to close the facility than to continue its operation, then no other casino operator would be able to successfully compete in the market, particularly in light of anticipated increased competition from gaming expansion in Arkansas. Without a tenant, the cost to maintain the real estate would have shifted back to the Company, including the obligations under the ground lease. Additionally, we would not have been permitted to operate the facility since the Company did not have a gaming license. Therefore, although we were not obligated to terminate this lease, the economics to continue it without a tenant were not justified. Additionally, the Company concluded it was more advantageous to terminate the ground lease as the cost to raze the buildings would be borne by Penn in connection with the termination of the ground lease rather than to pay for the carrying costs of the property into the foreseeable future and possibly be responsible for the demolition costs. Further, because the lease did not permit the underlying land to be utilized for anything other than gaming and certain ancillary uses, we noted there was no alternative use associated with the property, or salvage value that would accrue to the Company.
        The following accounting guidance in ASC 360-10-35-47 and 48 indicates the following:
35-47 For purposes of this Subtopic, a long-lived asset to be abandoned is disposed of when it ceases to be used. If an entity commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, depreciation estimates shall be revised in accordance with paragraphs 250-10-45-17 through 45-20 : and 250-10-50-4 : to reflect the use of the asset over its shortened useful life (see paragraph 360-10-35-22 : ).
35-48 Because the continued use of a long-lived asset demonstrates the presence of service potential, only in unusual situations would the fair value of a long-lived asset to be abandoned be zero while it is being used. When a long-lived asset ceases to be used, the carrying amount of the asset should equal its salvage value, if any. The salvage value of the asset shall not be reduced to an amount less than zero.
        Therefore, in accordance with the literature above, at June 30, 2019, the date of the property’s closure, the Company accelerated the depreciation on the Resorts Casino Tunica property so that its net book value was zero. This resulted in approximately $10.3 million of additional depreciation expense in the second quarter of 2019.

        If we can provide any further clarification or assistance with respect to the matters discussed in this letter, we would be pleased to speak with you.

Sincerely,

/s/ Desiree A. Burke
Senior Vice President and Chief Accounting Officer